



SECURITI 05040580

VF 3-23-05 dk

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.D. Vest Investment Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Hwy 161, 4th Floor
(No. and Street)

Irving (City) TX (State) 75038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett 972-870-6041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 City Center Tower II 301 Commerce Street Ft. Worth, TX 76102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operation Principal
Title

Notary Public



BRANDI K. BOWMAN
Notary Public, State of Texas
My Commission Expires
March 26, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH., D.C.
213
SECTION



KPMG LLP
2500 City Center Tower II
301 Commerce Street
Fort Worth, TX 76102

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 16, 2005

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Assets:	
Cash and cash equivalents	$ 33,851,111
Commissions and accounts receivable	9,031,166
Receivable from affiliate – taxes, net	871,132
Other assets	21,650
Goodwill	104,300,551
Total assets	$ 148,075,610

Liabilities and Shareholder's Investment

Liabilities:	
Commissions payable	$ 7,944,375
Amounts due on clearing transactions	2,250,501
Payable to Parent	2,157,877
Accrued liabilities	5,649,272
Total liabilities	18,002,025
Shareholder's investment:	
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares	17,472
Additional paid-in capital	110,999,079
Retained earnings	19,057,034
Total shareholder's investment	130,073,585
Total liabilities and shareholder's investment	$ 148,075,610

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization and Business*

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is an indirect, wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the National Association of Securities Dealers (NASD), the Securities Industry Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) *Cash and Cash Equivalents*

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) *Income Taxes*

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state tax returns in certain states. State taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability or receivable in receivable from affiliate – taxes, net.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

(d) *Amounts Due on Clearing Transactions*

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(Continued)

(e) *Use of Estimates*

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) *Goodwill*

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2004, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	23,467,906
Required net capital		1,200,135
Excess net capital	$	22,267,771
Ratio of AI/NC		.77 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

(Continued)

(4) Litigation and Contingencies

The Company is engaged in litigation arising in the normal course of business. Although the ultimate outcome of such litigation cannot be predicted with certainty, management is of the opinion that the ultimate liability, if any, resulting from any threatened actions and proceeding will not have a material adverse effect on the Company's financial position.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Intangible Assets* (Statement 142) requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value during 2004. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(6) Income Taxes

The receivable from affiliate – taxes, net of $871,132 includes a deferred tax asset of $1,643,934 and a current tax liability of $772,802. The primary temporary difference that gives rise to the deferred tax asset of $1,643,934 relates to certain contingent liabilities. The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset, as management believes it is more likely than not that the deferred tax asset will be realized based on the Company's prospects for generation of future taxable income.